Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **01/15/20**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

SEC
Mail Processing
Section
JAN 17 2020
Washington DC
413

20005014

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

2020 APR 3 AM 2:20
SEC / TM

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 01/15/20 (MM/DD/YY) — Cboe Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) — Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 15th day of Jan. (Month), 2020 (Year) by [signature] (Notary Public)

My Commission expires 08/04/23 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

STATE OF KANSAS NOTARY PUBLIC
BIANCA STODDEN
My Appointment Expires
August 4, 2023

Cboe

January 15, 2020

<u>Via Federal Express</u>

Ms. Jeanette Marshall
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray
VP, Associate General Counsel
913-815-7121

Enclosures

[1] See Attachment for a comprehensive list of updates to Exhibit F

Attachment

Summary of changes made to Exhibit F:

- Off-Floor DPM Appointment Application was added
- On-Floor LMM Appointment Application was added
- Clearing TPH Member Designated Give Up Contact Form – updated title, added C2, BZX, and EDGX as applicable markets

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Off-Floor DPM Appointment Application - ADD
2. On-Floor LMM Appointment Application – ADD
3. Clearing TPH Member Designated Give Up Contact Form – UPDATED title, added C2, BZX, and EDGX as applicable markets.

Cboe Exchange, Inc.
Off-Floor Designated Primary Market-Maker (DPM)
Appointment Application

APPLICANT DATA		
Name of TPH Organization:		
Address:		
City:	State:	Zip:
Phone:		

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other

DESIGNEE INFORMATION

Please identify the responsible person(s) who will be staffing the Off-Floor DPM operation on a day-to-day basis (i.e. the person(s) who will set quotes and sizes, monitor trading activity, be available on a real-time basis to resolve trading disputes, etc.)

DESIGNEE #1		DESIGNEE #2	
Name:		Name:	
Email:		Email:	
Phone:		Phone:	
Primary DPM ☐	Alternate DPM ☐	Primary DPM ☐	Alternate DPM ☐
DESIGNEE #3		**DESIGNEE #4**	
Name:		Name:	
Email:		Email:	
Phone:		Phone:	
Primary DPM ☐	Alternate DPM ☐	Primary DPM ☐	Alternate DPM ☐

APPLICANT INFORMATION

Identify the owners, partners, members and designees of the applicant DPM TPH organization as follows:

Names of Owners, Partners, Members, Responsible Persons	Title or Status	$ Capital Contribution	% Profit	% Loss	Intends to act as a DPM YES	NO
					☐	☐
					☐	☐
					☐	☐
					☐	☐
					☐	☐

APPLICANT INFORMATION

Please list those owners, partners, principals and any other responsible persons (see II. Above) of this Off-Floor DPM applicant organization who are affiliated in any way with another DPM organization. Include the extent of the affiliation, including amounts of capital contributions, % profits, % losses, voting rights etc. List any additional information below.

Name	Title or Status	Affiliated Organization	$ Capital Contribution	% Profit/Losses	Voting Rights

ADDITIONAL INFORMATION

Note any disciplinary or remedial action taken against any individual or organization named in this application other than action taken pursuant to an SRO minor rule violation plan. If any disciplinary or remedial action has been taken, describe in detail the circumstances surrounding each action and identify the issuing SRO or governmental agency. Also note and describe any warnings issued to any individual or organization named in this application related to a capital or operational problem, rules of trading procedure or evaluation of market quality and identify the issuing SRO or Governmental agency.

TRADING HISTORY
Please describe the industry experience of the applicant Off-Floor DPM organization as well as the relevant trading experience of each principal/responsible person(s) who will be involved in the Off-Floor DPM trading operation. Include all experience as a Designated Primary Market Maker ("DPM"), floor broker, market-maker, specialist or proprietary (firm) trader. Describe the firms experience in both floor-based and electronic environments.
DPM APPLICANT
RESPONSIBLE PERSON # 1
RESPONSIBLE PERSON # 2
RESPONSIBLE PERSON # 3
RESPONSIBLE PERSON # 4

PAST SUCCESS IN MARKET MAKING
Please describe, in detail, the methods used by the applicant organization to attract order flow and indicate the applicant's past success in this regard. Give specific data on the applicant's track record with regard to increasing volume and market share in classes where it was granted a specialist or specialist-like appointment.

MARKET SERVICE
Describe the methods that the applicant organization commits to employ that will provide the greatest results in attracting order flow to Cboe Options. Responses should be specific with respect to the following: Commitment in terms of personnel and dollars to marketing efforts; participation in the Exchange's Payment For Order Flow program, and promotion of Cboe Options as the marketplace of choice. Additionally, please describe how the applicant intends to promote and manage customer relations including responding to individual requests from customers, problem resolution and ongoing customer service support.

MARKET QUALITY
Describe the level of market quality that the applicant will maintain in order be competitive with other marketplaces as well as with other Cboe Options TPHs who are making markets in the same class(es). Specifically, note commitments to bid-ask spread differentials, firmness, size and depth of markets, and number and frequency of quotes.

OPERATIONAL CONSIDERATIONS
Please describe any special technology that the applicant will use in support of an Off-Floor DPM appointment, including primary autoquote system and backup system(s). Please note the levels of electronic capacity, stability and reliability of your autoquote system and backup system(s).
Describe how the applicant intends to promote and manage customer relations and ensure that the Off-Floor DPM operation is continuously operated by approved and experienced responsible persons. Please include the name(s) and contact information of each responsible person who will be available at least ½ hour prior to the open and 1 hour following the close, as well as throughout the trading day, to respond to customer complaints and/or inquiries.
If approved as an Off-Floor DPM, please indicate if the applicant intends to have a DPM Designee trade in open outcry in the option classes allocated to the Off-Floor DPM. Please include the name(s) and contact information of each DPM designee that will be stationed on the trading floor.

ORDER FLOW DEDICATION
Given Cboe Options' dedication to filling its customers' orders at the best available price (NBBO), describe your commitment to providing the NBBO to all customers including those customers' orders resulting from your firm's captive order flow (or order flow garnered as part of your organization's brokerage operation).

CAPITAL
Note the financial resources that the Off-Floor DPM Applicant proposes to commit. Provide details such as: The specific dollar amount; the name(s) of the source(s); whether or not the source(s) has any management responsibility or participates in the profits/losses of the operation and to what extent the source(s) participates in management and/or profits/losses. If the money is borrowed, note the repayment schedule. Provide any other related information that should be considered by the Exchange.

MISCELLANEOUS
Note any additional information which the applicant deems pertinent to this application.

AUTHORIZATION	
I have carefully read the questions contained on this application and the responses that have been provided to those questions. On behalf of the Off-Floor DPM applicant organization, I represent that the responses provided and any other information provided to Cboe Options on behalf of the Off-Floor DPM applicant organization in connection with this application is current, accurate, and complete.	
Authorized Principal:	Title:
Signature of Authorized Principal:	Date:

Cboe Options Exchange
On-Floor Lead Market-Maker (LMM)
Appointment Application

I. APPLICANT DATA		
Name of Member Organization:		
Address:		
City:	State:	Zip:
Phone:		
TYPE OF ORGANIZATION		
☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other		

II. DESIGNEE INFORMATION	
Information concerning individuals who will act on behalf of the LMM (designees). This information must be completed for all LMM designees.	
DESIGNEE #1	DESIGNEE #2
Name/ACR:	Name/ACR:
Address:	Address:
Email:	Email:
Office Phone:	Office Phone:
Mobile/Pit Phone:	Mobile/Pit Phone:
DESIGNEE #3	DESIGNEE #4
Name/ACR:	Name/ACR:
Address:	Address:
Email:	Email:
Office Phone:	Office Phone:
Mobile/Pit Phone:	Mobile/Pit Phone:
DESIGNEE #5	DESIGNEE #6
Name/ACR:	Name/ACR:
Address:	Address:
Email:	Email:
Office Phone:	Office Phone:
Mobile/Pit Phone:	Mobile/Pit Phone:

III. APPLICANT INFORMATION						
Identify the owners, partners, members and designees of the applicant LMM member organization as follows:						
Names of Owners, Partners, Members, Designees	Title or Status	$ Capital Contribution	% Profit	% Loss	Intends to act as a LMM	
					YES	NO

IV. ADDITIONAL INFORMATION

A. Please list those owners, partners, members and designees of this LMM applicant organization who are affiliated in any way with another LMM organization. Include the extent of the affiliation, including amounts of capital contributions, % profits, % losses, voting rights etc.

B. Describe in detail, the proposed day-to-day operation of the LMM station. Include information such as: Who will be the LMM designees at the station; how many hours/days/months will these people be employed at the station; describe the autonomy of each designee who will man the station; how many clerks will continuously support the operation etc.

C. Note any disciplinary or remedial action taken against any individual or organization named in this application other than action taken pursuant to an SRO minor rule violation plan. If any disciplinary or remedial action has been taken, describe in detail the circumstances surrounding each action and identify the issuing SRO or governmental agency. Also note and describe any warnings issued to any individual or organization named in this application related to a capital or operational problem, rules of trading procedure or evaluation of market quality and identify the issuing SRO or Governmental agency.

V. TRADING HISTORY

Describe, in detail, all industry experience as well as the relevant trading experience of each designee named in this application. Include all experience as a floor broker, market-maker or proprietary (firm) trader. Where applicable, a resume may accompany the application.

DESIGNEE # 1

DESIGNEE # 2

DESIGNEE # 3

DESIGNEE # 4

DESIGNEE # 5

DESIGNEE # 6

VI. MARKET SERVICE
Describe the efforts which are proposed by the applicant to provide the highest quality service to member organizations conducting business at Cboe Options. Responses should be specific with respect to willingness to participate in marketing efforts, maintaining competitive markets, competing with other marketplaces, and promoting Cboe Options as the marketplace of choice.

VII. MARKET QUALITY
Describe the level of market quality which the applicant proposes to maintain. Specifically, note commitments to bid-ask spread differentials, firmness, size and depth of markets.

VIII. OPERATIONAL CONSIDERATIONS
A. Describe the level of staffing which the applicant intends to have available.
B. Describe the arrangements which have been made to assure that the LMM station is continuously operated by approved and experienced LMM designees.

IX. CAPITAL
Note the financial resources that the LMM Applicant proposes to commit. Provide details such as: The specific dollar amount; the name(s) of the source(s); whether or not the source(s) has any management responsibility or participates in the profits/losses of the operation and to what extent the source(s) participates in management and/or profits/losses. If the money is borrowed, note the repayment schedule. Provide any other related information that should be considered by the Exchange.

X. MISCELLANEOUS
Note any additional information which the applicant deems pertinent to this application.

AUTHORIZATION	
I have carefully read the questions contained on this application and the responses that have been provided to those questions. On behalf of the LMM applicant organization, I represent that the responses provided and any other information provided to Cboe Options on behalf of the LMM applicant organization in connection with this application is current, accurate, and complete.	
Authorized Principal:	Title:
Signature of Authorized Principal:	Date:

Clearing Trading Permit Holder/Member Organization
Authorized Designated Give Up Contact Form

____

Name of Clearing Trading Permit Holder/Member Organization

In accordance with Cboe Markets' rules, the Exchange shall notify a Clearing Trading Permit Holder/Member in writing and as soon as practicable, of each Trading Permit Holder/Member that has identified the Clearing Trading Permit Holder/Member as a Designated Give Up.

Please list individual(s) and/or group(s) authorized to receive the Designated Give Up list. Unless otherwise provided by the submission of this form, the Exchange will notify the Clearing Trading Permit Holder/Member's Compliance Officer on file with the Membership Services Department by email.

Check applicable markets: ☐ Cboe Options ☐ C2 Options ☐ Cboe BZX ☐ Cboe EDGX

Contact Name	**Phone**	**Email**

Please fill out the above information and email the completed form as an attachment to membershipservices@cboe.com.

Questions regarding this form may be directed to Membership Services at 312-786-7449 or 913-815-7002.

Completed by an Authorized Officer, Partner or Managing Member of CTPH/Member Organization	
Printed Name:	
Signature:	
Title:	
Phone:	
Email Address:	
Date:	

Updated January 13, 2020